April 22, 2015

Tiffany Piland Posil, Special Counsel Office of Mergers & Acquisitions Division of Corporate Finance Securities and Exchanges Commission Washington, DC 20549

Re: Ashford Hospitality Trust, Inc. DFAN14A Filed April 20, 2015 by UNITE HERE; File No. 001-31775

Dear Ms. Posil,

I am writing in response to your letter of April 21st. We sincerely regret the omission of the cover page and will ensure it appears in future filings of soliciting material.

With regards to your request for supporting material, below, we enclose documentation of the adoption of corporate governance reforms (or the restoration of shareholder rights) following the submission of shareholder proposals.

Your request:

Please provide us with support for the following statement:

“UNITE HERE’s proposals have won important protections for shareholders at Ashford companies in recent years: restoring the right of shareholders to initiate bylaw amendments at AHT, enshrining a majority standard for director elections, and establishing and strengthening a lead director role; restoring the right to a special meeting and a creating a pathway to board declassification at Ashford Inc.; and opting out of the provisions of the Maryland Unsolicited Takeover Act at Ashford Hospitality Prime [NYSE: AHP].”

Materials enclosed:

We attach (A) an October 27, 2014 press release by AHT announcing 1) the restoration of the right of shareholders to initiate bylaw amendments at AHT, 2) the restoration of the right to call a special meeting at Ashford Inc., and 3) plans to let shareholders vote to declassify Ashford Inc.’s board at its first (2015) annual meeting. We attach (B) the list of proposals from the definitive proxy statement for UNITE HERE’s special meeting solicitation, filed with the SEC on August 18, 2014, where we propose reforms including the three adopted above.

We attach (C) our shareholder proposal to require an independent board chair at AHT, submitted to the company on December 10, 2012, and (D) excerpts from AHT’s DEF 14A outlining the expansion of the role of the company’s lead director role, filed with the SEC on April 12, 2013.

We attach (E) our shareholder proposal recommending the amendment of the bylaws to establish a majority vote standard for uncontested director elections at AHT, submitted to the company on December 13, 2013 and (F) excerpts from AHT’s DEF 14A, linking the shareholder vote on a bylaw amendment to provide for a majority vote standard in uncontested director elections to the 2014 vote on the shareholder proposal, filed with the SEC on April 17, 2015.

We attach (G) our shareholder proposal to Ashford Hospitality Prime recommending the board opt out of Maryland’s Unsolicited Takeovers Act (MUTA), submitted to that company on December 13, 2013 and

(H) on December 10, 2014; (I) an excerpt from AHP’s DEF14A, filed with the SEC on x, where it introduces a shareholder vote to complete AHP’s opt-out from the provisions of MUTA.

Please do not hesitate to contact me in regards to UNITE HERE’s solicitation at jjfueser@Unitehere.org, or 416-893-8570. Andy Kahn, UNITE HERE’s legal counsel in these matters, can be reached at ajk@dcbsf.com, or at 1-415-597-7200.

Sincerely,

JJ Fueser Research Coordinator UNITE HERE